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February 5, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VistaOne, L.P.

Registration Statement on Form 10-12G

Filed December 9, 2024

File No. 000-56714

Ladies and Gentleman:

On behalf of VistaOne, L.P. (the “Fund”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced registration statement on Form 10 (the “Registration Statement”) originally filed with the Commission on December 9, 2024. The Fund has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporate Finance, dated January 6, 2024 (the “Comment Letter”), related to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

Registration Statement on Form 10-12G

General

1.

Please provide a comprehensive legal analysis regarding whether (i) you (together with your consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between you and “one or more joint venture partners, operating partners or other third parties” meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”). In your response, please address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Securities and Exchange Commission	February 5, 2025

Please ensure that your response addresses the question of whether the company “holds itself out as being” engaged primarily in the business of investing in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. In this regard, we note that you (i) will be managed by a registered investment adviser, (ii) will pay a “management fee” based on your net asset value to that registered investment adviser, (iii) is apparently named after a private equity firm, Vista Equity Partners Management, LLC, and (iv) apparently expects to sell and repurchase its units based on its net asset value. In addition to any other relevant considerations, please address whether these representations, together with any similar representations made to investors, would indicate to a reasonable investor that you are primarily engaged in the business of investing in securities, notwithstanding any disclaimers offered in the Form 10.

Response: The Fund would be an “investment company” under Section 3(a)(1) of the 1940 Act but for the exception to that definition in Section 3(c)(7) of the 1940 Act. The Fund intends to rely on Section 3(c)(7) of the 1940 Act, which excepts from the definition of “investment company” any issuer: (i) whose outstanding securities are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” (as defined in the 1940 Act and rules thereunder) and (ii) that is not making and does not at that time propose to make a public offering of such securities.

With respect to the first prong of Section 3(c)(7), the Fund will limit ownership of its securities to persons who are qualified purchasers at the time of acquisition. With respect to the second prong of Section 3(c)(7), the Fund is proposing to conduct a continuous private offering in reliance on an exemption from the registration requirements of the 1933 Act to investors who are both (i) accredited investors within the meaning of Regulation D under the 1933 Act and (ii) qualified purchasers (as defined in the 1940 Act and rules thereunder).

In light of the discussion above, the Fund would not meet the definition of an “investment company” due to its ability to rely on Section 3(c)(7) of the 1940 Act, notwithstanding the Fund’s characterization under Section 3(a)(1)(A) therein.

2.	Revise to disclose, or attach as an exhibit, the Valuation Policy.

Response: The Fund acknowledges the Staff’s comment and has set forth the Fund’s Valuation Policy on page 20.

Securities and Exchange Commission	February 5, 2025

3.

We note that the general partner can waive a number of provisions of the Valuation Policy, Limited Partnership Agreement, and Investment Management Agreement. Revise to disclose whether the general partner will provide any notice of instances where they have made use of that discretion in the management of the fund, the resolution of conflicts of interest or the determination of Transactional NAV, including to calculate fees.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on pages 8, 20 and 160.

4.	Please supplementally provide us with copies of all written communications or other sales literature that you, or anyone authorized to do so on your behalf, present to potential investors.

Response: The Fund acknowledges the Staff’s comment and will share the final forms of the marketing materials on a supplemental basis.

Forward-Looking Statements; Risks Factor Summary, page iv

5.

We note that you refer to Section 27A of the Securities Act. Please note that, because you are not currently subject to the reporting requirements of section 13(a) or section 15(d) of the Exchange Act, the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995 found in Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to you. Please delete all mention of this safe harbor.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page iv to remove the references to the safe harbor.

6.

Consistent with your disclosure on pages 16 and 56, please add disclosure or a cross- reference regarding the early repurchase deduction to inform investors in this section that any repurchase requests of units that have not been outstanding for at least two years will be subject to an early repurchase deduction equal to 5% of the value of the transactional NAV.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on pages iv and 16 to inform investors of the Early Repurchase Deduction.

Investment Objective and Strategy, page 1

7.

We note your disclosure that you are managed by VEPF Management, L.P., a wholly-owned subsidiary of Vista Equity Partners Management, LLC, and that you go on to discuss Vista’s “demonstrated...ability to create value through a disciplined investment focus.” We further note that you go on to attribute your ability to turn investments into “profitable growth businesses.” We note your disclosure on page iv that states that “the fund will employ a strategy that differs from that of prior Vista PE Funds.” Please discuss, in substantially greater detail, the differences between VistaOne’s investment focus and the focus and strategy of prior Vista managed funds.

Securities and Exchange Commission	February 5, 2025

Response: The Fund acknowledges the Staff’s comment and revised its disclosure on pages 3 and 36 to clarify that the investment focus and strategy of prior Vista managed funds and VistaOne are substantially similar.

8.	Please revise to provide more detailed information regarding the “Vista Best Practices” and how those practices will have to be changed due to your change in investment focus.

Response: As part of Vista’s investment strategy, Vista employs value creation strategies in each portfolio company. We have expanded the disclosure on page 2 to provide additional detail regarding Vista’s best practices to investors.

Item 1. Business, page 1

9.

Please expand your business section to include a plan of operations for the next twelve months, and state clearly that you have not yet begun operations. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Response: The Fund has revised its disclosure on page 1 to include additional information regarding the Fund’s plan of operations for the next twelve months and to clearly state that the Fund has not yet begun operations and, as a result, we currently (i) do not hold interests in any joint ventures or portfolio companies, (ii) do not have any employees and (iii) have not generated any revenues, as of the date of this Registration Statement.

10.

We note your disclosure on pages 39 and 130 that unitholders are not entitled to vote in the election of your directors, bring matters before meetings of unitholders or nominate directors at such meeting, nor are they generally able to submit unitholder proposals. Please briefly disclose the lack of unitholder voting power in the risk factor summary and business sections.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on pages v, 7 and 157 to include disclosure that Unitholders are not entitled to vote in the election of the Fund’s directors and are not able to bring matters before meetings of Unitholders or nominate directors at such meeting, nor are they generally able to submit Unitholder proposals.

Securities and Exchange Commission	February 5, 2025

The Fund – VistaOne, L.P., page 1

11.

Revise this section to clarify, if true, that it intends for any subsequent sales to Feeder Funds or other collective investment vehicles will also fit into the Section 3(c)(7) exemption from registration under the 1940 Act.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 1 to clarify that the Fund intends for any subsequent sales made by the Fund to future Feeder Funds or other collective investment vehicles to be offered in reliance on Section 3(c)(7) or other available exemptions or exclusions under the 1940 Act.

The General Partner and the Manager, page 4

12.

Please revise your disclosure to provide more detailed information regarding the manager’s background, including its key personnel, previous roles in managing funds, performance history and any sector specific expertise. Also, discuss the manager’s prior history using leverage in its managed investments. The discussion should highlight the differences in the strategies employed by prior funds and the strategies to be used by VistaOne.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 4 to provide more detailed disclosure on the manager’s background and prior history using leverage in its management investments.

VistaOne Structure, page 5

13.

Please revise the organizational chart to identify VistaOne, L.P.’s percentage of economic and voting interests by class of shares, such as Class S, Class B and Class D. Please also revise the organizational chart to clarify in the chart or by footnote which entity is the registrant.

Response: The Fund acknowledges the Staff’s comment and has revised its organizational chart on page 5 accordingly.

Investment Process

Deal Execution, page 11

14.	Please revise to provide more detailed information regarding “Vista’s Critical Factors for Success.”

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 11 to provide more detailed information regarding Vista’s Critical Factors for Success.

Securities and Exchange Commission	February 5, 2025

Leverage, page 14

15.

We note your disclosure that “[o]ther than borrowings incurred solely to provide interim financing prior to the receipt of capital,”, you do not intend to incur borrowings that would cause the aggregate amount of recourse indebtedness to exceed 30% of your total assets. However, you then also state that during your initial ramp-up period or during a market downturn or in connection with a large acquisition your leverage may exceed 30%. Please clarify whether there are any specific actual limitations on these leverage ratios. In addition, disclose in this section, if true, that you have no financing committed from Vista.

Response: In response to the Staff’s comment, the Fund has revised its disclosure on page 14 in respect of limitations on leverage. Additionally, the Fund has revised its disclosure on page 14 to disclose that the Fund has no financing committed from Vista to start its operations. To the extent, the Fund receives committed financing from Vista or other third-party lenders, the Fund will notify Unitholders via a Form 8-K or other applicable Exchange Act filing.

Repurchase Program, page 15

16.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your Unit repurchase program.

Response:

Tender Offer Rules

The Fund acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to its unit repurchase program. The Fund believes that its unit repurchase program is not an “issuer tender offer” subject to the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Exchange Act. This conclusion is based on an analysis of the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act.

As discussed in more detail below, the Fund believes that repurchases of units pursuant to its unit repurchase program do not implicate the concerns that the tender offer rules are intended to address. The purpose of the Fund’s unit repurchase program is to provide unitholders with ongoing liquidity. The terms of the unit repurchase program will be fully disclosed to potential investors prior to the purchase of the Fund’s units. Unitholders will be notified of the most recent quarterly transaction price and net asset value (“NAV”) per unit for each

[1]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	February 5, 2025

class of units through the Fund’s website, and/or through current or periodic reports filed by the Fund. Unitholders will be given sufficient time after the transaction price is made available to submit their repurchase request or, if they had previously submitted their repurchase request, to withdraw such request if desired. The terms of the Fund’s unit repurchase program, including full disclosure of the time in which to make decisions, withdrawal rights, and proration in the event a repurchase offer is oversubscribed, collectively reduce pressure on unitholders and mitigate the concerns that the tender offer rules were intended to address. Because the unit repurchase program is not an “issuer tender offer” based on an analysis of the Wellman factors, the structural protections generally afforded to unitholders under the tender offer rules are unnecessary for the protection of investors.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Fund’s unit repurchase program should not be viewed as an “issuer tender offer” subject to the tender offer rules under the Exchange Act. Set forth below is an application of these factors to the unit repurchase program.

(i) Active and widespread solicitation of public stockholders for the shares of an issuer. The Fund will not engage in an active and widespread solicitation for the repurchase of its units. The unit repurchase program will be described in the Fund’s private placement memorandum (“PPM”), and any communications to unitholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Fund with the SEC, a press release and/or via the Fund’s website. The Fund respectfully submits that this disclosure is required by the Exchange Act and is provided to make unitholders aware of the plan’s existence, rather than to solicit the repurchase of units. The Fund will not make any other significant public communications about the unit repurchase program except as contained in or related to the PPM and its supplements, offering materials used in connection with the private placement of the Fund’s units, required communications in periodic and current reports filed under the Exchange Act, the dissemination of the quarterly transaction price and NAV per unit of each class of units on the Fund’s website, and communications required by the plan itself. Unitholders who desire to have all or a portion of their units repurchased by the Fund will do so of their own volition and not at the behest, invitation or encouragement of the Fund. The Fund will not solicit or encourage unitholders to request repurchase of their units. The role of the Fund in effectuating repurchases under the unit repurchase program will be ministerial and will merely facilitate the full or partial exit by unitholders from their investment in the Fund.

Securities and Exchange Commission	February 5, 2025

(ii) The offer to purchase is made at a premium over the prevailing market price. No premium will be paid over the prevailing market price by the Fund for any units repurchased. The repurchase price will be the quarterly transaction price for the class of units being repurchased, and the offering price will be the monthly transaction price for each class of units, plus applicable selling commissions and dealer manager fees. Further, there will be no established regular trading market for the Fund’s units. The unit repurchase program will be terminated in the event the Fund’s units are listed on a national securities exchange or included for quotation in a national securities market. Because there is no established trading market and the offering price and repurchase price each quarter are equal (except that selling commissions and dealer manager fees are not included in the calculation of the repurchase price), this factor does not apply.

(iii) The solicitation is made for a substantial percentage of the issuer’s stock. As noted above, the Fund will not actively solicit repurchases under the unit repurchase program. The unit repurchase program limits repurchases in any calendar quarter to 5% of the Fund’s aggregate NAV as of the last day of the previous calendar quarter. The Fund respectfully submits that the presence of such limitations means there is no reasonable likelihood that the unit repurchase program will have the effect of the Fund repurchasing a “substantial percentage” of its units in any quarter. Under the unit repurchase program, the maximum number of units that may be repurchased over any 12-month period will represent approximately 20% of the Fund’s aggregate NAV.

As noted above, the Fund’s unit repurchase program provides unitholders with a means of liquidity in respect of their investment in the Fund. Accordingly, the Fund respectfully submits that its unit repurchase program does not exist for the same reasons that issuers typically conduct tender offers. The Fund intends to continuously raise capital through a continuous private offering and use the net proceeds to achieve its investment objectives. Repurchasing units decreases funds available for such investment objectives and reduces the Fund’s aggregate NAV, which creates a disincentive for the Fund to repurchase units.

(iv) The terms of the offer are firm, rather than negotiable. The terms of the Fund’s unit repurchase program are firm with respect to the process by which unitholders may request repurchases. While the repurchase price is not negotiable, it is not fixed at the same amount for the duration of the unit repurchase program, but rather it is determined each quarter, under normal circumstances based on the most recently published NAV per unit determined using an established methodology. The Fund believes, however, that this feature is not indicative of a tender offer because the firmness of the terms of the unit repurchase program will not increase pressure on unitholders to request repurchase of their units, as repurchases will be made at the applicable NAV per unit. The pressure on investors that Rule 13e-4 is designed to reduce is that which is caused by “a high premium with a threat that the offer will disappear within a certain time.”2 Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the coercive pressure on investors. However, as previously discussed, the Fund’s unit repurchase program will not offer unitholders a premium for their units and the Fund intends that the unit repurchase program will exist indefinitely (subject to the authority of the Fund’s General Partner in its reasonable discretion to suspend the plan under specified circumstances or to make modifications to promote its proper and fair operation).

[2]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Securities and Exchange Commission	February 5, 2025

Additionally, the Fund believes that NAV-based pricing for its repurchase program should have the effect of mitigating pressure because unitholders will know that they can request to have their units repurchased by the Fund at the end of any quarter, under normal circumstances at the most recently published NAV per unit. In a typical tender offer, the issuer conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of repurchased units, while minimizing the overall premium paid. Conversely, the Fund, absent extenuating circumstances, will apply, each quarter, the same comprehensive set of valuation policies and procedures to determine the applicable NAV per unit. The Fund will have discretion in the determination of the repurchase price only in cases where it believes there has been a material change to the NAV per unit since the end of the prior quarter. The Fund expects such cases to be rare, and in such cases, will estimate the current NAV per unit after giving effect to such material change. As noted above, the Fund does not have an incentive to maximize repurchases of units, and therefore has no incentive to set the repurchase price at a level that will maximize the chances of obtaining a desired volume of repurchased units. Moreover, the quarterly repurchase price under the unit repurchase program will be based upon factors that are beyond the control of the Fund.

(v) The offer is contingent on the tender of a fixed number of shares. The Fund’s unit repurchase program is not contingent on a fixed number of units being repurchased. Unitholders may choose to request the Fund to repurchase none, all or a portion of their units on a quarterly basis.

(vi) The offer is open only for a limited period of time. The Fund’s unit repurchase program will be open each quarter for an indefinite period. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the unit repurchase program. This feature of the unit repurchase program makes it most unlike a tender offer. In addition, for each quarter, the window during which a repurchase request can be made will generally be at least 20 business days, at least 10 business days of which will be after NAV is published). The transaction price will also be made available to investors via the Fund website and current reports on Form 8-K at least 10 business days prior to the repurchase window closing. Investors will also have the opportunity to withdraw their repurchase request by the deadline of the repurchase window.

Securities and Exchange Commission	February 5, 2025

In addition, because units will be repurchased on a pro rata basis in the event the quarterly volume limitations are reached or the Fund determines to repurchase fewer units than have been requested to be repurchased in any particular quarter, unitholders will be able to request repurchase for at least a portion of their units regardless of the particular day during the repurchase window when the unitholder chooses to submit its repurchase request and therefore will not be pressured to request repurchases at the beginning of a repurchase window.

(vii) The offeree is subjected to pressure to sell. As noted above, the Fund will not encourage, invite, solicit or in any way pressure unitholders to participate in the unit repurchase program and will not offer to repurchase units at a premium. The role of the Fund in effectuating repurchases under the unit repurchase program will be purely ministerial. Because the unit repurchase program will have no set termination date, unitholders will not need to rush to make decisions regarding selling their units to the Fund under the repurchase plan. If a quarterly repurchase limitation is reached during any given quarter or the Fund determines to repurchase fewer units than have been requested to be repurchased in any particular quarter, all repurchases under the unit repurchase program for such quarter will be made on a pro rata basis. If the unit repurchase program reaches its quarterly limitation, it will automatically reopen in the next calendar quarter. In addition, the combination of (1) disclosure of the unit repurchase program as an integral part of the Fund’s private offering at the time of the original investment decision with respect to Class S Units, Class B Units, Class D Units, Class I Units, Class A-S Units, Class A-B Units, Class A-D Units, Class A-I Units and Class E Units, (2) the quarterly regularity of repurchases and (3) the NAV-based pricing of the repurchase price and the comprehensive policies and procedures for determining NAV, collectively will act together to decrease any coercive pressure on unitholders.

The Fund acknowledges that some features of the unit repurchase program may, to a limited extent, encourage a unitholder to request repurchase of its units at a particular time given the perpetual-life structure of the plan. For example, unitholders may feel pressure to request repurchase of their units if they believe the Fund may receive repurchase requests in a calendar quarter in excess of the established maximum amount for that quarter. However, the Fund does not believe that these types of pressure are the types of pressure placed on offerees in a tender offer which the tender offer rules were intended to address. As noted above, the features of the Fund’s unit repurchase program will be disclosed to purchasers of Class S Units, Class B Units, Class D Units, Class I Units, Class A-S Units, Class A-B Units, Class A-D Units, Class A-I Units and Class E Units at the time they purchase units. As such, unitholders will be informed of the terms of the unit repurchase program substantially in advance of the time of their decision to participate in the unit repurchase program, including that the Fund may determine to repurchase fewer units than have been requested to be repurchased in any particular quarter. Unitholders will not therefore be presented with a “new” investment decision at the time they become eligible to request that the Fund repurchase their units under the

Securities and Exchange Commission	February 5, 2025

plan. Moreover, even if unitholders believe the Fund may receive repurchase requests in a quarter in excess of the established maximum for that quarter or that the Fund may determine to repurchase fewer units than have been requested to be repurchased in any particular quarter, as a result of the plan’s proration mechanism, they will be assured that they will be able to request repurchase for at least a portion of their units during that quarter, regardless of the particular day during the quarter when they choose to submit their repurchase requests.

(viii) A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities. As noted above, the intent of the Fund’s unit repurchase program is to provide the Fund’s unitholders with ongoing liquidity, not for the Fund to continuously re-acquire its own units. Although it is possible that the Fund may be requested to repurchase a significant number of units over an extended period of time depending on unitholders’ decisions to exit their investment in the Fund, the presence of the 5% quarterly limitation means there is no reasonable likelihood that the unit repurchase program will result in a “rapid” accumulation of a large number of units.

The Fund will describe its unit repurchase program in the PPM and related offering materials, and to the extent applicable, in filings made pursuant to the Exchange Act. The Fund will promptly inform unitholders, as required by the unit repurchase program, of any modification or suspension of the unit repurchase program. The Fund will also file current or periodic reports disclosing the NAV per unit of each class of units and/or provide each quarter the transaction price and NAV per unit of each class of units on its website. Nevertheless, the Fund does not believe that its unit repurchase program is analogous to a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of units. Although disclosure of the unit repurchase program as described above constitutes a public announcement of its existence and precedes any repurchase, the Fund believes that any repurchase of units that might occur will not be driven by pressure exerted by the Fund, as the unit repurchase program imposes no deadline and offers no premium. Rather, any such accumulation would occur over time solely as a result of unitholders opting to exit from the investment at a particular repurchase price of their own volition without pressure or prompting by the Fund, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or a premium are not tender offers within the meaning of Rule 13e-4, as unitholders are not subjected to the pressure the rule was designed to mitigate.3

[3]

See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).

Securities and Exchange Commission	February 5, 2025

Based on analysis of the eight factors discussed above, the Fund believes that repurchases of the Fund’s units pursuant to its unit repurchase program do not implicate the concerns that the tender offer rules were intended to address.

The Fund notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Fund considers a reasonable “totality of circumstances” analysis.4 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide unitholders with adequate information to make an informed investment decision in connection therewith.5

The Fund believes that its unit repurchase program is not a tender offer even under a “totality of circumstances” analysis. Purchasers of Class S Units, Class B Units, Class D Units, Class I Units, Class A-S Units, Class A-B Units, Class A-D Units, Class A-I Units and Class E Units will be provided full disclosure of the plan before they purchase units and invest in the Fund and are informed that participation in the unit repurchase program will be their primary liquidity option if they want to sell their units. In addition, the perpetual-life structure of the Fund’s unit repurchase program and the proration mechanism eliminate any undue pressure on unitholders that is typical in tender offers. The Fund believes that the protections afforded to unitholders by the tender offer rules are not needed for unitholders who participate in the unit repurchase program. The Fund does not believe that a “substantial risk of ill-considered sales” made “by ill-informed unitholders” will exist for repurchases made under the unit repurchase program if the Rule 13e-4 procedural protections are not implemented.6

For the reasons described above, the Fund believes that under a “totality of circumstances” analysis, the Fund’s unitholders are not the “particular class of persons [that] need the protection of” the tender offer rules, in particular because the terms of the unit repurchase program will be fully disclosed at the time of purchase. Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights, and proration in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.7 We note that these protections are also inherent in the Fund’s unit repurchase program (including the ability for unitholders to withdraw the repurchase request prior to the last business day of the repurchase window) even if Rule 13e-4 is inapplicable.

[4]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[5]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-57.
[6]	See Hanson Trust, 774 F.2d at 58.
[7]	See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).

Securities and Exchange Commission	February 5, 2025

Consistent with Conditions of SEC No-Action Relief

The Fund notes that the terms of its unit repurchase program are consistent with the conditions of relief granted by the Staff in prior no-action letters to non-listed vehicles that engage in continuous offerings and conduct NAV-based ongoing repurchase programs, except that repurchases will be conducted only on a quarterly, rather than a monthly, basis. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc., SEC No-Action Letter (September 12, 2016). As shown below, the Fund’s plan contains each of these key features or substantially similar features.

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	VistaOne, L.P.
All material information relating to the repurchase program will be fully and timely disclosed to all unitholders. The terms of the repurchase program will be fully disclosed in the Fund’s offering documents, and the most recently determined NAV per unit for each class of the Fund’s units will always be available on the Fund’s website .	√	√

The Fund will not solicit repurchases under the repurchase program other than through the Fund’s offering materials and supplements thereto disclosing the transaction price and NAV per unit of each class of the Fund’s units.	√	√

Securities and Exchange Commission	February 5, 2025

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	VistaOne, L.P.
Unitholders desiring to request repurchase of all or a portion of their units will do so of their own volition and not at the behest, invitation or encouragement of the Fund. The role of the Fund in effectuating repurchases under the repurchase program will be ministerial.

Units will be repurchased monthly under the repurchase program at a price which will generally be equal to the NAV per unit for the applicable class of units for the prior month, and the Fund will provide unitholders information by supplement, disclosing the historical NAV per unit of each class of units and also provide each month the transaction price and the NAV per unit for each class of units on the Fund’s website. Subject to the terms of the repurchase program, the Fund will repurchase units at the transaction price per unit for the applicable type of the Fund’s units.	√	√[8]

[8]

Repurchases will be made on a quarterly basis, and with respect to types of units, rather than classes of units, but otherwise consistent with BREIT. See Griffin Capital Essential Asset REIT II, Inc., SEC No-Action Letter, Division of Corporate Finance, September 20, 2017 available at https://www.sec.gov/rules-regulations/no-action-interpretive-exemptive-letters/division-corporation-finance-no-action.

Securities and Exchange Commission	February 5, 2025

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	VistaOne, L.P.
Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all units of the same class repurchased in a given month.	√	√[9]

Repurchases under the repurchase program will be limited in any calendar month to units whose aggregate value is 2% of the combined NAV of all types of the Fund’s units as of the last calendar day of the previous month and will be limited in any calendar quarter to units whose aggregate value is 5% of the combined NAV of all types of Fund’s units of the last calendar day of the previous calendar quarter.	√	As noted, repurchases will be made on a quarterly basis, but otherwise share the 5% aggregate value limitation across all types of units.

If the monthly or quarterly volume limitation is reached in any given month or the Fund determines to repurchase fewer units than have been requested to be repurchased in any particular month, repurchases under the repurchase program for such month will generally be made on a pro rata basis.	√	√[10]

[9]	Id.
[10]	Id.

Securities and Exchange Commission	February 5, 2025

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	VistaOne, L.P.
Unitholders may withdraw any repurchase request by notifying the Fund’s transfer agent on the Fund’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable repurchase period.	√	√[11]

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase program will be promptly disclosed in a supplement to the Fund’s offering documents, or periodic or current reports filed by the Fund, as well as on the Fund’s website.	√	√[12]

There will be no established regular trading market for the Fund’s units. The repurchase program will be terminated if the Fund’s units are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Fund’s units develops.	√	√

[11]

Id. The Fund’s transfer agent expects to maintain a toll-free information line that unitholders can call prior to the closing of the repurchase window to request the applicable form they must submit to the transfer agent to revoke their repurchase order.

[12]	Id.

Securities and Exchange Commission	February 5, 2025

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	VistaOne, L.P.
The repurchase program is intended to remain open indefinitely for the life of the Fund unless modified or suspended by the Fund’s General Partner. The Fund is structured as a perpetual-life entity and has no intention to list its units for trading on an exchange or other trading market.	√	√

The repurchase program is open to all unitholders.	√	√

The Fund acknowledges that, unlike Blackstone Real Estate Income Trust, Inc. (“BREIT”), it has not elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. However, the Fund respectfully submits that the similarity of its unit repurchase program to those of BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Fund’s unit repurchase programs with the conditions of no-action relief granted by the Staff to BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, further demonstrate that the Fund’s unit repurchase program will not be an “issuer tender offer” subject to the tender offer rules, and that repurchases pursuant to its unit repurchase program do not implicate the policy concerns that the tender offer rules were intended to address.

Securities and Exchange Commission	February 5, 2025

17.

With respect to the continuous private offering and unit repurchase program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Fund respectfully submits that Section 102(b)(3) of Regulation M exempts repurchases by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of instruments governing the securities; provided that such securities are not traded on an exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Fund is a limited partnership; its Units are not traded on an exchange or through an inter-dealer quotation system or electronic communications network; and the repurchase price of the Units will be based on NAV as set forth in the Fund’s Private Placement Memorandum, Limited Partnership Agreement and Repurchase Program. Accordingly, Regulation M would not prohibit the Fund from making repurchases during its continuous private offering.

Repurchase Arrangement for Class V Units, page 16

18.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your Class V Unit repurchase program.

Response: As set forth on page 16 of the Registration Statement, the General Partner intends to adopt a separate repurchase program that will govern the Fund’s repurchases of Class V Units that may be received in the future by the General Partner, the Manager or an affiliate thereof as payment of the management fee, the performance participation allocation, the initial expense support and/or issued in exchange for an in-kind contribution of a Warehoused Asset. While the Fund expects to offer to repurchase Class V units held by the General Partner or the Manager on a periodic basis, the Fund may elect not to offer to repurchase Class V Units, or may offer to purchase less than the Monthly Repurchase Amount, if, in the General Partner’s judgment, offering to repurchase the full Monthly Repurchase Amount would place an undue burden on the Fund’s liquidity, adversely affect its operations or risk having an adverse impact on the Fund as a whole. Further, the General Partner may modify, suspend or terminate the Class V Unit repurchase arrangement if it deems such action to be in the best interests of the Fund and the best interests of its Unitholders. The Fund acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Exchange Act and any available relief thereunder, to its Class V unit repurchase program and any future revisions thereto in the future.

19.

With respect to the continuous private offering and Class V Unit repurchase program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Fund will issue Class V Units from time to time to the General Partner or the Manager but will not be doing so on a continuous basis. The Fund respectfully submits that Section 102(b)(3) of Regulation M exempts repurchases by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of instruments governing the securities; provided that such securities are not traded on an exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Fund is a limited partnership; its Class V Units are not traded on an exchange or through an inter-dealer quotation system or electronic communications network; and the repurchase price of the Class V Units will be based on NAV for the Class V Units as set forth in the Fund’s Private Placement Memorandum, Limited Partnership Agreement and Repurchase Program. Accordingly, Regulation M would not prohibit the Fund from making repurchases of Class V Units.

Securities and Exchange Commission	February 5, 2025

Valuation, page 18

20.

Revise your disclosure to state how investors will be made aware of the monthly Transactional NAV. Also, please disclose the extent to which you intend to disclose any revisions to Transactional NAV based upon inputs from independent valuation expert.

Response: In response to the Staff’s comment, the Fund has revised its disclosure on page 20 to specify that the Fund will disseminate monthly NAV once it is available to investors through a Form 8-K filing on EDGAR which will be available on the SEC’s website and on the Fund’s website. We do not anticipate disclosing revisions to Transactional NAV based on procedures to be performed by the independent valuation experts as disclosed on page 156, as such experts will be consulted during our monthly valuations of the Fund’s assets on which Transactional NAV is based.

Item 1A. Risk Factors, page 32

21.

Please review each risk factor heading to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:

•	Performance Information on page 32;

•	Policies and Procedures on page 33; and

•	Indemnification on page 36.

Response: In response to the Staff’s comment, the Fund has revised each risk factor heading, beginning on page 35.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 120

22.

We note your disclosure that the only VistaOne securities outstanding after the initial capitalization are held by your general partner. If and when shares are issued, update this section to provide the beneficial ownership table contemplated by Item 403 of Regulation S-K. Refer to Item 4 of Form 10.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 144 to include a table regarding beneficial ownership in accordance with Item 403 of Regulation S-K.

Securities and Exchange Commission	February 5, 2025

Item 11. Description of Registrant’s Securities to be Registered, page 129

23.	We note that you disclose the following categories of Units:

•	Classes A-B, F-B and B Units;

•	Classes A-D, F-D and D Units;

•	Classes A-I, F-I, and I Units; and

•	Classes E and V Units.

Please clarify, if true, that the four different categories of units differ from each other only by differing subscription and servicing fees charged for each unit type. In the alternative, clarify what other material differences exist between the categories of units. Further, clarify the differences between the different class of units within each category.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 157 to clarify that the only differences among the four different categories of units relate to differing management fees, performance participation allocation, subscription fees and servicing fees. Please note that the Fund has removed the Founder Units and changed the terms of the Anchor Units as further reflected in the disclosure.

Item 15. Financial Statements and Exhibits, page 133

24.

We note your disclosure on page 116 that you have entered into an Expense Support Agreement with your manager, VEPF Management, L.P. Please file this agreement as an exhibit to your registration statement, or provide your analysis as to why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Fund acknowledges the Staff’s comment and has filed the Expense Support Agreement as an exhibit to Amendment No. 1.

***

Securities and Exchange Commission	February 5, 2025

Please call Mark Brod (212-455-2163) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Amit Pande, Securities and Exchange Commission

Robert Klein, Securities and Exchange Commission

Robert Arzonetti, Securities and Exchange Commission

Christian Windsor, Securities and Exchange Commission

David A. Breach, VistaOne, L.P.

Rajib Chanda, Simpson Thacher & Bartlett LLP